July 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Larry L. Greene

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811-22900 and 333-196301

Ladies and Gentlemen:

Blackstone Real Estate Income Fund (“BREIF I”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Standard Time, on July 15, 2014, or as soon thereafter as practicable.

BREIF I hereby acknowledges that:

•	BREIF I is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BREIF I from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

BREIF I may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP